UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

Certificate is filed by Exelon Corporation and Exelon Generation Company, LLC.


This certificate provides notice that the above companies have issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1. Type of securities (draft, promissory note): Montgomery County Industrial Development Authority Pollution Control Revenue Refunding Bonds.

2.       Issue, renewal or guaranty: Refunding.

3.       Principal amount of each security: $29,530,000.

4. Rate of interest per annum of each security: Variable. The bonds will initially bear interest at Commercial Paper Rates. The bonds will continue to bear interest at Commercial Paper Rates until the bonds are converted to one of the other permitted Interest Rate Modes.

5.       Date of issue, renewal or guaranty of each security: July 24, 2002.

6.       If renewal of security, give date of original issue: June 1, 1992.

7. Date of maturity of each security (in the case of demand notes, indicate demand): December 1, 2029.

8. Name of the person to whom each security was issued, renewed or guaranteed: Various.

9. Collateral given with each security: The bonds are limited obligations of the Montgomery County Industrial Development Authority, payable solely from and secured by a pledge of payments to be made under an unsecured promissory note delivered to BNY Midwest Trust Company, as trustee, by Exelon Generation Company, LLC.



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10.      Consideration given for each security: Cash.

11. Application of proceeds for each security: To provide funds necessary for refunding the $29,530,000 outstanding principle amount of Montgomery County Industrial Development Authority Pollution Control Revenue Refunding Bonds, 1992 Series A (Philadelphia Electric Company Project).

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of section 6(a) because of:

            a. the provisions contained in the first sentence of section
               6(b): [ ]
            b. the provisions contained in the fourth sentence 6(b): [ ]
            c. the provisions in any rule of the Commission other than Rule
               U-48: [X]

13.      If the security or securities were exempt from the provisions of section 6(a) by virtue of the first sentence of section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b): Not Applicable.

14. If the security or securities are exempt from the provisions of section 6(a) because of the fourth sentence of section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not Applicable.

15. If the securities are exempt from the provisions of section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52(a).

                                        Exelon Corporation





                                        By:/s/ J. Barry Mitchell
                                        ------------------------
                                        Vice President and Corporate Treasurer





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                                        Exelon Generation Company, LLC





                                        By:/s/ J. Barry Mitchell
                                        ------------------------
                                        Vice President and Corporate Treasurer



Dated August 2, 2002



                                  End of Filing